July 7, 2005

Ibolya Ignat, Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Ms. Ignat:

As a follow-up to our recent telephone conversation,  as requested,  please find below  our  proposed  expanded  discussion  we  plan  to use in  future  filings regarding  question 1 of your letter dated June 1, 2005. We have prepared  these additional  disclosures based on the Company's  year-end  financial  statements.
This  disclosure  would be modified as  appropriate to reflect future changes in the facts on which they are based. If the SEC staff has no further comment,  the
Company will utilize this  information  in its upcoming  Form 10Q.  Also at your request, please find additional  supplemental  information relative to questions
4, 5 & 6.

Question 1 response - proposed expanded discussion.

Sources of operating  cashflows of the Company, as with most insurance entities, is comprised  primarily  for premiums  received on life  insurance  products and income earned on investments.  Uses of operating  cashflows consist primarily of payments of benefits to policyholders and beneficiaries and operating expenses.

Premiums received have shown a steady decline  historically,  as the Company has not  actively  marketed  new  products in several  years.  Sources of  operating cashflows  declined  approximately  $1,000,000  in 2004  compared to 2003,  with premium decline  representing almost all of the decrease.  2003 compared to 2002 reflected  a decline of  approximately  $3,600,000  with  premiums  representing approximately  22%  of  the  decline  and  investment  income  representing  the remaining  decline.  See discussion under results of operations - revenues for a more detailed discussion of the declines in premiums and investment income.

The decline in operating cash sources has  historically  been offset by declines in policy  benefits  payments.  Cash  payments  for death claims  represent  the largest  component  of uses of cash within  policy  benefits.  Uses of operating cashflows  declined  approximately  $2,000,000  in 2004  compared to 2003.  This decline is the result of a decrease in operating expenses as a result of a legal matter  settled  in  2003.  2003  compared  to 2002  resulted  in a  decline  of approximately  $1,600,000,  with  operating  expenses  increasing  approximately
$1,700,000  from  the  legal  matter  settlement  in  2003  and  a  decrease  of approximately  $3,300,000  in policy  benefit  payments.  See  discussion  under results of  operations - expenses for a more  detailed  discussion of changes in operating expenses and policy benefits.

Question 4 response - expanded explanation

     Response:  The  Company  offers  various  life  insurance  products  to its customers.  We believe these product  offerings are similar and represent a single  marketplace.  All  are to  provide  protection  on the  life of the individual  insured.  Each product may have slightly varied options such as face amount of policy available or premium payment options,  but all remain similar in nature overall and target the same groups of clients.

     A more detailed breakdown of revenues from each product is impracticable.

Question 5 & 6 response - additional information

     Response:   Almost  all  (99.8%)  of  the  reinsurance  assumed  represents
     Universal Guaranty Life Insurance  Company's (UG) percentage  participation in the Servicemembers  Group Life Insurance program (SGLI). This program is administered by Prudential,  one of the nations largest insurance entities.
     SGLI provides term life  insurance  coverage to members of the armed forces of the  United  States.  UG's  participation  in this  pool is very  small, approximately  two  tenths  of  one  percent  (.2%)  of  the  entire  pool.
     Prudential  is a major  participant  in this  pool  as are  many  insurance
     companies,   including  most  of  the  major  carriers  in  the  U.S.  This arrangement  has  been  in  existence  for  many  years  as has  been  UG's participation  in  the  arrangement.  Management  feels  confident  in  the administration and handling of this pool arrangement by Prudential and does not believe there to be any significant  uncertainties  to this arrangement as compared to other  insurance  policies  currently in force.  UG received approximately $2,000 in 2004 under this arrangement.

     The  Company's  direct  written  life  insurance  and ceded life  insurance represents individual permanent life insurance products.  Policies in force under the SGLI  program  represent  group  term life  insurance.  Term life insurance is not  permanent in nature,  rather it provides  life  insurance coverage  over a period of time.  Additionally,  in order to  maintain  the insurance,  the insured must remain a member of the defined group,  in this case a member of the armed forces of the United States.  Once membership of the group terminates,  the insurance coverage also terminates.  The Company maintains no additional liabilities in its financial statements relative to the SGLI program. The program  administrator  (Prudential)  withholds funds from the annual  distribution to  participants as a contingent  reserve for
     future  potential   adverse   experience.   Annually,   the   administrator
     distributes  the  previous  years  results  to the  participants  less  the withheld  contingency reserve. As previously noted, this amounted to $2,000 in 2004 to the Company. No other line items of the financial statements are impacted  under this  arrangement  other than the  recording  of the annual distribution. Management views this annual distribution to be immaterial to the financial statements of the Company.

Please  contact  me should  you have any  additional  questions  regarding  this response or our original response.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President